EXHIBIT 99.3
KPMG LLP Chartered Accountants 600 de Maisonneuve Blvd. West Suite 1500 Montréal Québec H3A 03A	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our Report of Independent Registered Public Accounting Firm dated December 10, 2008 on the consolidated balance sheets of Gildan Activewear Inc. as at October 5, 2008 and September 30, 2007 and the consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended October 5, 2008, September 30, 2007 and October 1, 2006

  our Report of Independent Registered Public Accounting Firm dated December 10, 2008 on the reconciliation to United States generally accepted accounting principles our Report of Independent Registered Public Accounting Firm dated December 10, 2008 on the Company's internal control over financial reporting as of October 5, 2008 each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended October 5, 2008.

/s/KPMG LLP

Chartered Accountants

Montréal, Canada
December 19, 2008